Orrick, Herrington & Sutcliffe LLP

51 West 52nd Street

New York, NY 10019-6142

+1 212 506 5000

orrick.com

Janet A. Barbiere, Esq.
(212) 506-3522
jbarbiere@orrick.com

  June 6, 2025

Arthur Sandel

Special Counsel

Office of Structured Finance

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Citigroup Commercial Mortgage Securities Inc. Registration Statement on Form SF-3 Filed April 17, 2025 File No. 333-286596

Dear Mr. Sandel and Mr. Dastgir:

We are counsel to Citigroup Commercial Mortgage Securities Inc. (the “Registrant”) in connection with the above-captioned registration statement (the “Registration Statement”). We have reviewed your letter dated May 14, 2025 (the “Comment Letter”) transmitting comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission to the Registration Statement and have discussed the comments contained in the Comment Letter with various representatives of the Registrant.

Capitalized terms used herein without definition have the meanings given them in the form of prospectus contained in our amended registration statement (the “Amended Registration Statement”) submitted herewith. Included with this letter is a clean copy of the Amended Registration Statement together with a copy marked to show changes implemented in response to the requests of the Staff in the Comment Letter.

June 6, 2025

Below are our responses, on behalf of the Registrant, to the comments included in your Comment Letter. The applicable response follows each Staff comment, which has been retyped in italics below.

Registration Statement on Form SF-3

General

1.     Please confirm that the depositor and any issuing entities previously established, directly or indirectly by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3.

The Registrant confirms that the depositor and any issuing entities previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class as required by General Instruction I.A.2. of Form SF-3.

2.     We note your disclosure throughout the prospectus that the mortgage pool may contain delinquent mortgage loans. Please confirm that, if delinquent assets are included in the pool at the time of the prospectus, the delinquent assets will not constitute 20% or more of the asset pool on the date of any issuance of notes under this form of prospectus. Refer to General Instruction I.B.1(e) of Form SF-3.

The Registrant confirms that, if delinquent assets are included in the pool as of the date of a prospectus, such delinquent assets will not constitute 20% or more, as measured by dollar volume, of the asset pool on the date of any issuance of certificates under this form of prospectus, as required under General Instruction I.B.1(e) of Form SF-3.

Form of Prospectus

Summary of Terms
Distributions, page 39

3.     We note your disclosure of various types of shortfalls in available funds which will reduce distributions to the classes of certificates or trust components with the lowest payment priorities under "E. Shortfalls in Available Funds" on page 43. This includes shortfalls resulting "from extraordinary expenses of the issuing entity including indemnification payments payable to the parties to the pooling and

June 6, 2025

servicing agreement and the parties to any outside servicing agreement." Please revise to clarify that such shortfalls will not include any expenses or cost incurred by the certificate administrator or any other party administering an asset review vote or referring a dispute for mediation or arbitration.

In administering an asset review vote or referring a dispute for mediation or arbitration, the certificate administrator or other applicable party would be acting as an agent of the trust in responding to certificateholder requests in accordance with its duties under the pooling and servicing agreement, and ultimately expenses incurred by such parties in connection with such activities are expenses of the trust. As with other expenses incurred in connection with the performance of its duties under the pooling and servicing agreement, including in connection with conducting other certificateholder votes, the certificate administrator or any other party administering an asset review vote or referring a dispute for mediation or arbitration will be entitled to reimbursement of those expenses as additional trust fund expenses.

In Release No. 33-9638, at page 374, regarding the asset review provision relating to shelf eligibility, the Staff states that “[w]hile we believe this review requirement will enhance the enforceability of repurchase obligations, we acknowledge that it will also increase costs, particularly on investors, who will bear the expense of the reviews”. Although the costs of administering an asset review vote are not specifically referenced, they are an inherent part of the asset review process. Reimbursing the party administering the asset review vote for related out-of-pocket expenses out of the assets of the trust is not materially different than any other asset review related cost to be ultimately borne by investors.

As discussed in our response to comment # 6, in connection with a mediation or arbitration, the determination of the arbitrator or the agreement of the parties to the mediation, as applicable, will in all cases control as to allocations of expenses (1) between the applicable mortgage loan seller and the trust and (2) between the Enforcing Party and the Enforcing Servicer, and the expenses ultimately allocated to the Enforcing Servicer are similarly expenses of the trust.

Transaction Parties

The Asset Representations Reviewer, page 261

4.	We note your cross-reference to the section titled "—Certain Affiliations, Relationships and Related Transactions Involving Transaction Parties" for a

June 6, 2025

description of "any material affiliations, relationships and related transactions between the Asset Representations Reviewer and the other transaction parties." Please confirm, and revise your prospectus as necessary to clarify, that the asset representations reviewer will not be affiliated with any sponsor, depositor, servicer, or trustee of the transaction, or any of their affiliates at all times throughout the lifetime of the transaction. Please also confirm that the asset representations reviewer will not be the same party or an affiliate of any party hired by the sponsor or underwriter to perform pre-closing due diligence work on the pool assets. See Item 1101(m) of Regulation AB.

The form of prospectus provides on approximately page 404 under the heading “Eligibility of Asset Representations Reviewer” and on approximately page 407 under the heading “Resignation of Asset Representations Reviewer”, that (i) the asset representations reviewer will be required to represent and warrant in the pooling and servicing agreement that it is an “Eligible Asset Representations Reviewer”, (ii) the asset representations reviewer is required to be at all times an “Eligible Asset Representations Reviewer”, and (iii) if the asset representations reviewer ceases to be an Eligible Asset Representations Reviewer, it is required to immediately notify the other parties to the pooling and servicing agreement and resign in accordance with the terms of pooling and servicing agreement.

An “Eligible Asset Representations Reviewer” is defined in the form of prospectus as an entity that, among other things, is not (and is not affiliated with) any sponsor, any mortgage loan seller, any originator, the master servicer, the special servicer, the depositor, the certificate administrator, the trustee, or any of their respective affiliates, and has not performed (and is not affiliated with any party hired to perform) any due diligence, loan underwriting, brokerage, borrower advisory or similar services with respect to any mortgage loan prior to the closing date for or on behalf of any sponsor, any mortgage loan seller, any underwriter, or any of their respective affiliates.

The Pooling and Service Agreement

The Asset Representations Reviewer, page 399

5.     The form of prospectus defines an “Asset Review Quorum” on page 400 to mean “in connection with any solicitation of votes to authorize an Asset Review as described above, the holders of Certificates evidencing at least 5.0% of the aggregate Voting Rights.” Please revise your disclosure regarding the 5% threshold of investors required to initiate an asset review vote to clarify that certificates held by the sponsor or servicer, or any affiliates thereof, are not

June 6, 2025

included in the calculation for determining whether 5% of investors have elected to initiate a vote. Refer to Section V.B.3(a)(2)(c)(i)(b) of Release No. 33-9638 (the “Regulation AB II Adopting Release”) (stating that the maximum percentage of investors' interest in the pool required to initiate the vote may not be greater than 5% of the total investors’ interest in the pool (i.e., interests that are not held by affiliates of the sponsor or servicer)).

The disclosure under the heading “Asset Review Vote” on approximately page 401 of the form of prospectus provides that “…Certificateholders evidencing not less than 5.0% of the aggregate Voting Rights” may trigger a vote to commence an Asset Review. Thereupon, the Certificate Administrator will be required to conduct a solicitation of votes of Certificateholders regarding whether to authorize an Asset Review, and such Asset Review will require an affirmative vote by Certificateholders evidencing at least a majority of an Asset Review Quorum.

The Registrant has revised the definition of “Asset Review Quorum” in the form of prospectus to refer to votes of “Certificateholders” rather than holders of Certificates, as follows: “in connection with any solicitation of votes to authorize an Asset Review as described above, Certificateholders evidencing at least 5.0% of the aggregate Voting Rights.”

The Registrant has also revised the definition of “Certificateholder” in the form of prospectus to clarify that certificates held by the sponsor or servicer, or any affiliates thereof, are not included in the calculation for determining whether 5% of investors have elected to initiate an Asset Review, by adding the bolded language therein: A “Certificateholder” is the person in whose name a Certificate is registered in the certificate register … provided, however, that (a) solely for the purpose of giving any consent, approval or waiver or taking any action pursuant to the Pooling and Servicing Agreement … that specifically relates to the rights, duties, compensation or termination of, and/or any other matter specifically involving … the Master Servicer, the Special Servicer, any Excluded Mortgage Loan Special Servicer … any Mortgage Loan Seller or any person known to a responsible officer of the certificate registrar to be an affiliate of any such party or that would trigger an Asset Review with respect to a Mortgage Loan [emphasis added]” any Certificate registered in the name of or beneficially owned by such party or any affiliate thereof will be deemed not to be outstanding and the Voting Rights to which it is entitled will not be taken into account in determining whether the requisite percentage of Voting Rights necessary to effect any such consent, approval or waiver or take any such action has been obtained...”

June 6, 2025

Dispute Resolution Provisions, page 407

6.     We note your disclosure under "Mediation and Arbitration Provisions" on page 409 that any “out-of-pocket expenses required to be borne by or allocated to the Enforcing Servicer in a mediation or arbitration will be reimbursable as trust fund expenses.” Please tell us how this disclosure complies with General Instruction I.B.1(c)(B) of Form SF-3 which requires certain provisions for how expenses should be allocated or revise.

The form of prospectus provides on approximately page 411 under the heading “Mediation and Arbitration Provisions” that “The expenses of any mediation will be allocated among the parties to the mediation, including, if applicable, between the Enforcing Party and Enforcing Servicer, as mutually agreed by the parties as part of the mediation.”, and further provides on approximately page 411 under the same heading that “In its final determination, the arbitrator will determine and award the costs of the arbitration to the parties to the arbitration in its reasonable discretion.”

Accordingly, the determination of the arbitrator or the agreement of the parties to a mediation, as applicable, will in all cases control as to allocations of expenses (1) between the applicable mortgage loan seller and the trust and (2) between the Enforcing Party and the Enforcing Servicer. The Enforcing Servicer's sole role in any arbitration or mediation proceeding is to act as the representative of the trust, and ultimately expenses allocated to the Enforcing Servicer in such arbitration or mediation are expenses of the trust. As with other expenses incurred in connection with the performance of its duties under the pooling and servicing agreement, the Enforcing Servicer will be entitled to reimbursement of those expenses as additional trust fund expenses.

Part II – Information Not Required in Prospectus

Item 14. Exhibit Index, page II-4

7.     Please file your remaining exhibits with your next amendment. Refer to Item 1100(f) of Regulation AB and Item 601 of Regulation S-K. Note that we may have additional comments on your registration statement following our review of any such exhibits.

The Registrant has filed the remaining exhibits with the Amended Registration Statement.

June 6, 2025

If you have any questions regarding the foregoing, please contact the undersigned at (212) 506-3522.

Sincerely,

/s/ Janet A. Barbiere

Janet A. Barbiere, Esq.

cc:	Ryan O’Connor, Esq. William C. Cullen, Esq.